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November 16, 2006

Mark A. von Bergen (503) 243 5874 mark.vonbergen@hklaw.com
FILED VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attn: Roger Schwall

Re:	Converted Organics Inc. Registration Statement on Form SB-2, Amendment No. 3 Filed October 25, 2006 SEC File No. 333-135174
Dear Mr. Schwall:
     On behalf of Converted Organics Inc., a Delaware corporation, we submit the following response to the Division’s letter of November 9, 2006 regarding Amendment No. 3 to the Registration Statement. For your convenience, we have reproduced the comment from your letter which is followed by our response.
Concurrent Bond Offering, page 3
     1. File the engagement letter with Ferris, Baker Watts, Inc. as an exhibit to the registration statement. In that regard, we note that the firm commitment public offering is “dependent upon the closing” of the bond issue which will close “if at all, simultaneously with the closing of this offering.” Clarify exactly for us when the bond offering will close and whether all conditions for offering must be met before the public offering can close.
     We have filed Amendment No. 4 to the Registration Statement on SB-2 today which contains as Exhibit 10.12 the engagement letter dated October 2, 2006 between Ferris Baker Watts, Inc. (“FBW”) and the Registrant (the “Engagement Letter”).
     Pursuant to the Engagement Letter and before the Registration Statement is declared effective, FBW will seek commitments from qualified institutional investors and other accredited investors to purchase the New Jersey Economic Development Authority Solid Waste Revenue Bonds (the “Bonds”). Once FBW has commitments to purchase the entire bond offering, FBW will enter into a bond placement agreement (“BPA”) with Converted Organics of Woodbridge,
Atlanta • Bethesda • Boston • Chicago • Fort Lauderdale • Jacksonville • Los Angeles
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Tallahassee • Tampa • Washington, D.C. • West Palm Beach
Beijing • Caracas* • Helsinki* • Mexico City • Tel Aviv* • Tokyo • *Representative Office

U.S. Securities and Exchange Commission
November 16, 2006

LLC, a wholly owned subsidiary of the Registrant, and the New Jersey Economic Development Authority that provides that FBW will place the Bonds with its investors. At that point, the bond offering becomes a firm commitment offering. The Registrant, FBW and the underwriters of this equity offering (the “IPO”) contemplate that the BPA will be executed at or about the same time as the Underwriting Agreement between the Registrant and the underwriters of the IPO, which will occur immediately after the SEC declares the IPO effective. The bond offering will then close simultaneously with the IPO, on the third business day following the first day of trading of the Registrant’s units.

Very truly yours, HOLLAND & KNIGHT LLP /s/ Mark A. von Bergen Mark A. von Bergen

Enclosures

cc:	Edward J. Gildea, Converted Organics Tom Palmer, Tonkon Torp Dana Wilson, Carlin, Charron & Rosen Lorraine Maxfield, Paulson Investment Company